UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                  Under the Securities Exchange Act of 1934
                                (Amendment No. 4)



                            MONTEREY BAY BANCORP INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  61239H107
             -------------------------------------------------------
                                 (CUSIP Number)


                  David J. Harris, Esq., 1775 Eye Street, N.W.
                     Washington, D.C. 20006 (202) 261-3385
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)

                                February 9, 1999
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 3 Pages

ITEM 1.  Security and Issuer.

      This Amendment No. 4 to Statement on Schedule 13D heretofore filed on February 26, 1996 is filed with respect to the Common Stock, par value $.01 per share (the "Common Stock"), of Monterey Bay Bancorp Inc., a Delaware corporation (the "Company"). The address of the principal executive office of the Company is 36 Brennan Street, Watsonville, California 95076. This statement is being filed on behalf of Josiah T. Austin and Valer Austin, both United States citizens, and El Coronado Holdings, L.L.C. ("ECH"), an Arizona limited liability company (hereinafter the "Reporting Person" and collectively the "Reporting Persons") to reflect the following amendments to Item 4, Item 5 and Item 7.

Item 4.  Purpose of Transaction

      Item 4 is amended and restated to read as follows:

      The acquisitions of Common Stock to which this statement relates have been made for the purposes of investment. Attached as Exhibit A, is a letter from Mr. Austin to the issuer indicating the plan of the Reporting Persons (i) to support the proposal of an alternate slate of directors in opposition to management's nominees at the next meeting called for the election of directors and (ii) to support efforts to solicit proxies to seek the election of such alternate slate of directors and the stockholder proposal sent by Domenick G. Scaglione, et al. to the Issuer on November 5, 1998.

ITEM 5.  Interest in Securities of the Issuer.

      Item 5 is amended and restated to read as follows:

      The Company reported 3,505,355 shares issued and outstanding as of December 1, 1998.

      (a) Mr. and Mrs. Austin, in their personal capacities, as Trustees of the trusts [described herein], and for Mr. Austin, as Sole Managing Member of ECH, are the beneficial owners of 339,205 shares (9.67%) of the Common
Stock. Mr. Austin is Trustee of the Valer C. Austin Trust I, the Austin-Clark Family Irrevocable Life Insurance Trust, the Valerie A. Gordon Trust, the Christina E. Lowrey Trust, and the Matthew A. Lowrey Trust. Mrs. Austin is Trustee of the Josiah Austin Trust.

      (b) Mr. and Mrs. Austin share the power to vote and dispose of all shares reported in this amendment.

      (c) The Reporting Persons have sold 42,000 shares of Common Stock, in private transactions, as set forth below.


       Date of Sale      Number of Shares     Price Per Share
         02/09/99             42,000              $14 1/2


      (d) No person other than Mr. and Mrs. Austin, ECH and the trusts identified above (and upon termination of the trusts, their beneficiaries) has any right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of shares of the Common Stock beneficially owned by Mr. and Mrs. Austin.

      (e) Not applicable.

Item 7.  Material to be filed as Exhibits

      Item 7 is amended to include:

      Exhibit A   Letter to Board of Directors of Issuer

      Signature

      After reasonable inquiry and to the best knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



Date: February ____, 1999           Josiah T. Austin
                                    --------------------------------
                                    Josiah T. Austin



                                    Valer C. Austin
                                    --------------------------------
                                    Valer C. Austin